Exhibit 5.1

ALLIANT TECHSYSTEMS INC.

5050 Lincoln Drive

Edina, MN 55436-1097

September 15, 2005

Board of Directors

Alliant Techsystems Inc.

5050 Lincoln Drive

Edina, MN 55436

Ladies and Gentlemen:

A Registration Statement on Form S-8 (the “Registration Statement”) is being filed on or about the date of this letter with the Securities and Exchange Commission relating to the registration of $50,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”) of Alliant Techsystems Inc. (the “Company”) under the Company’s Nonqualified Deferred Compensation Plan, as Amended and Restated Effective January 1, 2005 (the “Plan”).

As Senior Vice President, General Counsel and Secretary of the Company, I, or other attorneys reporting to me, have acted as counsel to the Company in connection with the preparation and filing of the Registration Statement.  In such capacity, I, or other attorneys reporting to me, have examined such documents and have reviewed such questions of law as I have deemed relevant or necessary as the basis for my opinion as hereinafter set forth.

Based upon the foregoing, I am of the opinion that the Deferred Compensation Obligations have been duly authorized and, when created in accordance with the terms of the Plan, will be valid and binding obligations of the Company enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application relating to or affecting enforcement of creditors’ remedies or by general principles of equity.

My opinions expressed above are limited to the laws of the State of Minnesota.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me under the caption “Interests of Named Experts and Counsel” contained in the Registration Statement.

Very truly yours,

/s/ KEITH D. ROSS

Keith D. Ross

Senior Vice President, General Counsel and Secretary